SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 1 OF 16 PAGES
------------------------------             -------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479167 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Linda L. Mallon
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 9, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 2 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      342,587 shares (1)(3)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,948,746 shares (2)(3)(4)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       342,587 shares (1)(3)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,948,746 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,291,333 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.7% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
     (1) Includes options and rights to acquire 14,143 shares of Class A Common Stock are exercisable within 60 days and the 3,932 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2004.
     (2) Includes options and rights to acquire 49,998 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days.
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.

     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and 64,131 options and rights held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock and 6,250 shares of Class B Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 3 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Imogene P. Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      177,788 shares(1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   2,446,858 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       177,788 shares(1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,446,858 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,624,646 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.2% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire 127,489 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days.
     (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and 127,489 options and rights held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock and 6,250 shares of Class B Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 4 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-6217605
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      0 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   2,046,858 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,046,858 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,046,858 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.1% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*

---------- ---------------------------------------------------------------------

     * The Reporting Person is a trust.
     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 5 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      JWA Consolidated, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-156071
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      114,464 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,037,330 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       114,464 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,037,330 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,151,794 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.0% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO

---------- ---------------------------------------------------------------------

     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 6 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Johnson Bank
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      445,504 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,410,958 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       445,504 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,410,958 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,856,462 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.8% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           BK

---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire 326,000 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes options and rights to acquire 474,465 shares of Class A Common Stock and up to 54,035 shares of Class B Common Stock that are exercisable within 60 days.
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and 800,465 options and rights held by Johnson Bank to purchase shares of Class A Common Stock and 54,035 shares of Class B Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 7 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      H. Fisk Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      401,739 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,603,936 shares (2)(3)(4)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       401,739 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,603,936 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,005,675 (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.0% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
     (1) Includes options and rights to acquire up to 14,143 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes options and rights to acquire 231,988 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Johnson to purchase 246,131 shares of Class A Common Stock and 6,250 shares of Class B Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 8 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S. Curtis Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      43,153 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,359,883 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       43,153 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,359,883 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,403,036 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.8% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
     (1) Includes options and rights to acquire up to 14,144 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Johnson to purchase 14,144 shares of Class A Common Stock are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 9 OF 16 PAGES
------------------------------             -------------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Winifred J. Marquart
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
    2      (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      14,164 shares (1)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   447,614 shares (2)(3)(4)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       14,164 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       447,614 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           461,778 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                         |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.0% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
     (1) Includes options and rights to acquire up to 14,144 shares of Class A Common Stock that are exercisable within 60 days.
     (2) Includes options and rights to acquire 192,489 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Ms. Marquart to purchase 206,633 shares of Class A Common Stock and 6,250 shares of Class B Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 10 OF 16 PAGES
------------------------------             -------------------------------------

     THIS AMENDMENT NO. 7 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Mrs. Johnson"), Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"), H. Fisk Johnson ("Mr. Fisk Johnson"), S. Curtis Johnson ("Mr. Curtis Johnson"), Winifred J. Marquart ("Ms. Marquart"), JWA Consolidated, Inc. ("JWA") and Johnson Bank (the "Bank"). In this Amendment No. 7 to Schedule 13D, Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, Mr. Fisk Johnson, Mr. Curtis Johnson, Ms. Marquart, JWA and the Bank are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on November 24, 2004.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 to the Schedule 13D is amended and supplemented by the following:

     On February 9, 2005, pursuant to a pecuniary bequest of the late Samuel C. Johnson and as more fully set forth below in Item 4, the 1988 Trust transferred by gift an aggregate total of 400,000 shares of Class A Common Stock to five charitable organizations (the "Chartitable Grant"). In furtherance of the Charitable Grant, Ms. Johnson-Leipold, Mr. Curtis Johnson, Mr. Fisk Johnson and Ms. Marquart forefeited options held by such Reporting Persons to purchase the shares subject to the Charitable Grant.

     As more fully set forth below in Item 4, on December 31, 2004, an entity beneficially owned jointly by Mr. Curtis Johnson and the Bank, exercised its option to acquire 161,667 shares of Class A Common Stock from the 1988 Trust and paid the exercise price for such shares with a promissory note, attached hereto as Exhibit 99.15 (the "SCJ Note").

     As more fully set forth below in Item 4, on December 31, 2004, an entity beneficially owned jointly by Ms. Johnson-Leipold and the Bank, exercised an option to acquire 161,667 shares of Class A Common Stock and paid the exercise price for such shares with a promissory note, attached hereto as Exhibit 99.16 (the "HJL Note").

     As more fully set forth below in Item 4, on December 31, 2004, an entity beneficially owned jointly by Mr. Fisk Johnson and the Bank, exercised an option to acquire 161,667 shares of Class A Common Stock and paid the exercise price for such share with a promissory note, attached hereto as Exhibit 99.17 (the "HFJ Note").

     As more fully set forth below in Item 4, on December 31, 2004, an entity beneficially owned jointly by Ms. Marquart and the Bank, exercised an option to acquire 161,667 shares of Class A Common Stock and paid the exercise price for such shares with a promissory note, attached hereto as Exhibit 99.18 (the "WJM Note").

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 11 OF 16 PAGES
------------------------------             -------------------------------------

ITEM 4.           PURPOSE OF TRANSACTION.

     Item 4 to the Schedule 13D is amended and supplemented by the following:

     On February 9, 2005, the 1988 Trust conveyed by gift to five charitable organizations an aggregate total of 400,000 shares of Class A Common Stock pursuant to pecuniary bequests of the late Samuel C. Johnson.

     On December 31, 2004, an entity beneficially owned jointly by Mr. Curtis Johnson and the Bank, exercised its option to purchase 161,667 shares of Class A Common Stock (as assigned by gift from Mr. Curtis Johnson pursuant to that certain asssignment of option, attached hereto as Exhibit 99.19) by delivery of that certain option exercise agreement attached hereto as Exhibit 99.20. The exercise price for the purchase of the shares of Class A Common Stock was paid with the SCJ Note.

     On November 26, 2004, Mr. Curtis Johnson conveyed by gift to (a) an entity beneficially owned jointly by Mr. Curtis Johnson and the Bank, the right to acquire from the 1988 Trust 104,500 shares of Class A Common Stock and (b) an entity beneficially owned by Mrs. Johnson the right to acquire from the 1988 Trust (i) 127,489 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock, pursuant to the terms of that certain assignment of option, attached hereto as Exhibit 99.21.

     On December 31, 2004, an entity beneficially owned jointly by Ms. Johnson-Leipold and the Bank, exercised its option to purchase 485,000 shares of Class A Common Stock (as assigned by gift from Ms. Johnson-Leipold pursuant to the terms of that certain assignment of option, dated as of December 31, 2004, attached hereto as Exhibit 99.22) by delivery of that certain option exercise agreement attached hereto as Exhibit 99.23. The exercise price for the purchase of the shares of Class A Common Stock was paid by the HJL Note.

     On December 15, 2004, Ms. Johnson-Leipold conveyed by gift to (a) an entity beneficially owned jointly by Ms. Johnson-Leipold and the Bank, the right to acquire from the 1988 Trust (i) 49,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock, (b) entities beneficially owned by the Bank, the right to acquire from the 1988 Trust 182,000 shares of Class A Common Stock, pursuant to the terms of that certain assignment of option, attached hereto as Exhibit 99.24.

     On December 31, 2004, an entity beneficially owned jointly by Mr. Fisk Johnson and the Bank, exercised its option to purchase 161,667 shares of Class A Common Stock (as assigned by gift from Mr. Fisk Johnson pursuant to that certain assignment of option, attached hereto as Exhibit 99.25) by delivery of that certain option exercise agreement attached hereto as Exhibit 99.26. The exercise price for the purchase of the shares of Class A Common Stock was paid by the HFJ Note.

     On December 15, 2004, Mr. Fisk Johnson conveyed by gift to entities beneficially owned jointly by Mr. Fisk Johnson and the Bank, the right to acquire from the 1988 Trust (i) 231,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock, pursuant to the terms of that certain assignment of option, attached hereto as Exhibit 99.27.

     On December 31, 2004, an entity beneficially owned jointly by Ms. Marquart and the Bank, exercised its option to purchase 161,667 shares of Class A Common Stock (as assigned by gift from Ms. Marquart pursuant to that certain assignment of option, attached hereto as Exhibit 99.28) by delivery of that certain option

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 12 OF 16 PAGES
------------------------------             -------------------------------------

exercise agreement attached hereto as Exhibit 99.29. The exercise price for the purchase of the shares of Class A Common Stock was paid by the WJM Note.

     On December 15, 2004, Ms. Marquart conveyed by gift to entities beneficially owned jointly by Ms. Marquart and the Bank, the right to acquire from the 1988 Trust (i) 231,989 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock, pursuant to the terms of that certain assignment of option, attached hereto as Exhibit 99.30.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
   Reporting Person      Sole Voting and     Shared Voting    Aggregate Beneficial Ownership   Percentage of Outstanding Shares
                        Dispositive Power   and Dispositive
                                                 Power
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Ms. Johnson-Leipold     342,587 (1)(2)     1,948,746          2,291,333 (1)(2)(10)(12)        25.7% (1)(2)(4)(10)(12)
                                           (1)(10)(18)        (13)(14)(15)(16)(17)(18)        (13)(14)(15)(16)(17)(18)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mrs. Johnson            177,788            2,446,858 (1)      2,624,646 (1)(11)(13)           29.2% (1)(5)(11)(13)
                                                              (14)(15)(16)(17)                (14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
The 1988 Trust          0                  2,046,858 (1)      2,046,858 (1)(11)(12)           23.1% (1)(5)(11)(12)
                                                              (13)(14)(15)(16)(17)            (13)(14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
JWA                     114,464            1,037,330 (1)      1,151,794 (1)(11)(12)           13.0% (1)(5)(11)(12)
                                                              (14)(15)(16)(17)                (14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
The Bank                445,504 (1)        3,410,958 (1)      3,856,462 (1)(11)(12)           39.8% (1)(6)(11)(12)
                                                              (13)(15)(16)(17)                (13)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mr. Fisk Johnson        401,739 (1)(3)     1,603,936          2,005,675 (1)(3)(10)(11)        22.0% (1)(3)(7)(10)(11)
                                           (1)(10)(19)        (12)(13)(14)(16)(17)(19)        (12)(13)(14)(16)(17(19))
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mr. Curtis Johnson      43,153 (1)(3)      1,359,883 (1)(10)  1,403,036 (1)(3)(7)(10)         15.8% (1)(3)(8)(10)(11)(12)
                                                              (11)(12)(13)(14)(15)(17)        (13)(14)(15)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Ms. Marquart            14,164 (1)(3)      447,614            461,778 (1)(3)(10)(11)(12)      5.0% (1)(3)(9)(10)(11)(12)
                                           (1)(10)(20)        (13)(14)(15)(16)(20)            (13)(14)(15)(16)(20)

----------------------- ------------------ ------------------ ------------------------------- ------------------------------------

        (1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
        (2) Includes options and rights to acquire 14,143 shares of Class A Common Stock and 6,250 shares of
        Class B Common Stock, which options and rights are exercisable within 60 days, and 3,932 shares of Class
        A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of November 1, 2004.
        (3) Includes options and rights to acquire 14,143 shares of Class A Common Stock for Mr. Fisk Johnson, and 14,144 for each of Mr. Curtis Johnson and Ms. Marquart, which options and rights are exercisable within 60 days.
        (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005and 64,131
        options and rights held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock and 6,250 shares of Class B Common Stock, which options and rights are exercisable within 60 days.
        (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, filed with the
        Securities and Exchange Commission on October 29, 2004.


                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 13 OF 16 PAGES
------------------------------             -------------------------------------

        (6) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and 800,465
        options and rights held by Johnson Bank to purchase shares of Class A Common Stock and 54,035 shares of
        Class B Common Stock that are exercisable within 60 days.
        (7) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Fisk Johnson to purchase 246,131 shares of Class A Common Stock and 6,250 shares of
        Class B Common Stock that are exercisable within 60 days.
        (8) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Curtis Johnson to purchase 14,144 shares of Class A Common Stock are exercisable within 60 days.
        (9) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock
        (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors
        Inc. outstanding as of Feburary 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive
        Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005, and options and rights held by Ms. Marquart to purchase 206,633 shares of Class A Common Stock and 6,250 shares of Class
        B Common Stock that are exercisable within 60 days.
        (10) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
        (11) Excludes 342,587 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mrs. Johnson, the 1988 Trust JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
        (12) Excludes 177,788 shares beneficially owned solely by Mrs. Johnson as to which Ms. Johnson-Leipold, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
        (13) Excludes 114,464 shares beneficially owned solely by JWA to which Ms. Johnson-Leipold, Mrs.
        Johnson, the 1988 Trust, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
        (14) Excludes 445,504 shares beneficially owned solely by the Bank to which Ms. Johnson-Leipold, Mrs.
        Johnson, the 1988 Trust, JWA, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
        (15) Excludes 401,739 shares beneficially owned solely by Mr. Fisk Johnson as to which Ms.
        Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Curtis Johnson and Ms. Marquart
        disclaim any beneficial ownership.
        (16) Excludes 43,153 shares beneficially owned solely by Mr. Curtis Johnson as to which Ms.
        Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson and Ms. Marquart disclaim any beneficial ownership.
        (17) Excludes 14,164 shares beneficially owned solely by Ms. Marquart as to which Ms. Johnson-Leipold,
        Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson and Mr. Curtis Johnson disclaim any beneficial ownership.
        (18) Includes options and rights to acquire 49,998 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days.
        (19) Includes options and rights to acquire 231,988 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days.
        (20) Includes options and rights to acquire 192,489 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock that are exercisable within 60 days.


     During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (c)-(e). Not Applicable.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 14 OF 16 PAGES
------------------------------             -------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, as Amended by this Amendment No. 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended as follows:

         Exhibit No.                Title
         -----------                -----

         Exhibit 99.15 Promissory Note, dated as of December 31, 2004, issued by the S. Curtis Johnson Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.16 Promissory Note, dated as of December 31, 2004, issued by the Helen Johnson-Leipold Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.17 Promissory Note, dated as of December 31, 2004, issued by the H. Fisk Johnson Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.18 Promissory Note, dated as of December 31, 2004, issued by the Winifred J. Marquart Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.19 Assignment of Option, dated as of December 31, 2004, executed Mr. Curtis Johnson.

         Exhibit 99.20 Option Exercise Agreement, dated as of December 31, 2004, executed by the S. Curtis Johnson Third Party Gift and Inheritence Trust.

         Exhibit 99.21 Assignment of Option, dated as of November 26, 2004, executed by Mr. Curtis Johnson.

         Exhibit 99.22 Assignment of Option, dated as of December 31, 2004, executed by Ms. Johnson-Leipold.

         Exhibit 99.23 Option Exercise Agreement, dated as of December 31, 2004, executed by the Helen Johnson-Leipold Third Party Gift and Inheritence Trust.

         Exhibit 99.24 Assignment of Option, dated as of December 15, 2004, executed by Ms. Johnson-Leipold.

         Exhibit 99.25 Assignment of Option, dated as of December 31, 2004, executed by Mr. Fisk Johnson.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 15 OF 16 PAGES
------------------------------             -------------------------------------

         Exhibit 99.26 Option Exercise Agreement, dated as of December 31, 2004, executed by the H. Fisk Johnson Third Party Gift and Inheritence Trust.

         Exhibit 99.27 Assignment of Option, dated as of December 15, 2004, executed Mr. Fisk Johnson.

         Exhibit 99.28 Assignment of Option, dated as of December 31, 2004, executed by Ms. Marquart.

         Exhibit 99.29 Option Exercise Agreement, dated as of December 31, 2004, executed by the Winifred
                                    J. Marquart Third Party Gift and Inheritence
                                    Trust.

         Exhibit 99.30 Assignment of Option, dated as of December 15, 2004, executed by Ms. Marquart.

                                  SCHEDULE 13D

------------------------------             -------------------------------------

CUSIP NO. 479167 10 8                                 PAGE 16 OF 16 PAGES
------------------------------             -------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005            /s/ Helen P. Johnson-Leipold
                                     -------------------------------------------
                                     Name: Helen P. Johnson-Leipold

Dated:  February 16, 2005            /s/ Imogene P. Johnson
                                     -------------------------------------------
                                     Name: Imogene P. Johnson

Dated:  February 16, 2005            /s/ H. Fisk Johnson
                                     -------------------------------------------
                                     Name: H. Fisk Johnson

Dated:  February 16, 2005            /s/ S. Curtis Jonson
                                     -------------------------------------------
                                     Name: S. Curtis Johnson

Dated:  February 16, 2005            /s/ Winifred J. Marquart
                                     -------------------------------------------
                                     Name: Winifred J. Marquart


                                     Samuel C. Johnson 1988 Trust Number One u/a
                                     September 14, 1988

Dated:  February 16, 2005            By:  /s/ Imogene P. Johnson
                                          --------------------------------------
                                           Name: Imogene P. Johnson
                                          Title: Co-Trustee

                                     JWA Consolidated, Inc.

Dated:  February 16, 2005            By:  /s/ Imogene P. Johnson
                                          --------------------------------------
                                           Name: Imogene P. Johnson
                                           Title:   President


                                     Johnson Bank

Dated:  February 16, 2005            By:  /s/ Brian L. Lucareli
                                          --------------------------------------
                                           Name: Brian Lucareli
                                           Title:  Senior Vice President